

July 8, 2015

Kyle L. Sauers
Chief Financial Officer
Echo Global Logistics, Inc.
600 West Chicago Avenue, Suite 725
Chicago, Illinois   60654

> **Re: Echo Global Logistics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 001-34470**

Dear Mr. Sauers:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Selected Financial Data, page 18

1.   We note your presentation of the line item "net revenue" here and in the financial statement table within MD&A, which you describe on page 22 of MD&A as revenue minus transportation costs. As you appear to generally be the primary obligor for generally recognizing gross revenues under ASC Topic 605-45-45 and you report gross revenue in your audited financial statements, presenting "net revenue" appears to be a non-GAAP measure under Item 10(e) of Regulation S-K for which a tabular presentation reconciling net revenue to the most directly comparable GAAP measure would be necessary. As such, please revise the tables in Selected Financial Data and MD&A to disclose that the line item net revenue represents a non-GAAP measure. In a footnote to the tables, please describe how this measure is calculated and further, how it is used by management and how it should be used by an investor. Please revise in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief